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                            EXHIBIT 1

                      RULE 13d-1(c) MEMBERS

     This exhibit is filed as part of the Schedule 13G, and is referenced by Item 8.

     Pursuant to the Amended and Restated Limited Liability Company Agreement of Robert Haft Group/Phar-Mor L.L.C. dated May 5, 1995, as amended, and the Joint and Irrevocable Proxy dated May 5, 1995, by and among Robert M. Haft, FoxMeyer Health Corporation, FoxMeyer Corporation and Robert Haft Group/Phar-Mor L.L.C. the following persons may be deemed to be members of a group controlling the shares of Common Stock referenced in the attached Schedule 13G:

     Hamilton Morgan L.L.C.
     Avatex Corporation
     Robert M. Haft
     Robert M. Haft and Mary Z. Haft, as tenants-by-the-entirety